SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2002

TESMA INTERNATIONAL INC.

1000 Tesma Way, Concord, Ontario L4K 5R8

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____ Form 40-F XX

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No XX

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

TESMA INTERNATIONAL INC. (Registrant)

By: ______________________
Stefan T. Proniuk
Vice-President, Secretary and General Counsel

Date: March 12, 2002

Exhibit 1

Tesma International Inc.
1000 Tesma Way
Concord, Ontario L4K 5R8
Tel: (905) 417-2100
Fax: (905) 417-2101

PRESS RELEASE

TESMA ANNOUNCES END OF MERGER DISCUSSIONS

March 12, 2002, Concord, Ontario, Canada......Tesma International Inc. (TSE: TSM.A; NASDAQ: TSMA) ("Tesma") today announced the decision not to proceed with the merger transaction between Tesma and the Magna Steyr group of Magna International Inc. (TSE: MG.A, MG.B; NYSE: MGA) ("Magna") in light of the additional vehicle assembly capacity being acquired by Magna Steyr in the Eurostar transaction. Magna Steyr has concluded an agreement to acquire the Eurostar vehicle assembly facility from DaimlerChrysler, with closing expected to occur in July 2002.

"Although the merger would have benefited Tesma by adding critical mass and engineering resources," stated Manfred Gingl, Tesma's President and CEO, "the current favourable market conditions and Tesma's strong position should enable us to achieve these goals by other means, while remaining focused on our core powertrain strategy." Anthony Dobranowski, Tesma's Executive Vice President and CFO added, "Our Board of Directors and management team remain committed to aggressively exploring ways of accelerating Tesma's growth through the acquisition of new products and technologies, joint ventures and our own research and advanced product development efforts."

Belinda Stronach, Magna's President and CEO also added, "Given the fundamental changes that have taken place in the last few months, the decision for Magna Steyr and Tesma to pursue separate growth strategies is the optimal one at present. There is still an understanding that Tesma and Magna Steyr will co-operate in the sharing of resources and expertise to take advantage of the relationships developed during the merger negotiations and to realize some of the cross-group benefits and synergies that were discussed in the original merger transaction."

Tesma, a global supplier of highly-engineered engine, transmission and fueling systems and modules for the automotive industry, employs over 4,600 employees in North America, Europe and Asia in 22 manufacturing facilities and two research centres.

This press release may contain "forward-looking statements" within the meaning of applicable securities legislation. Such statements involve certain risks, assumptions, uncertainties and other factors which may cause actual results or anticipated events to differ materially from those expressed or implied herein. These factors include, but are not limited to: Tesma's operating and/or financial performance; changes in the various economies in which Tesma operates; Tesma's relationship with Magna; fluctuations in interest rates; environmental emission and safety regulations; fuel prices; the extent of OEM outsourcing; industry cyclicality (including reductions or increases in production volumes); trade and labour disruptions; customer pricing pressures, price concessions and cost absorptions; warranty, recall and product liability claims; delays in program launches; Tesma's dependence on certain engine and transmission programs; Tesma's relationships with and dependence on certain customers; currency exposure; technological developments by Tesma's competitors; governmental, environmental and regulatory policies; changes in the competitive environment in which Tesma operates; and other factors as set out in Tesma's Form 40-F for its fiscal year ended July 31, 2001 and subsequent SEC filings. Tesma disclaims any intention and undertakes no obligation to update or revise any forward-looking statements to reflect subsequent information, events, results, circumstances or otherwise.

For further information regarding this release, please contact Anthony E. Dobranowski, Executive Vice-President and Chief Financial Officer of Tesma at (905) 417-2155.

EXHIBITS

Exhibit 1	Press Release issued March 12, 2002 by the Registrant, announcing the end of merger discussions between the Registrant and the Magna Steyr group.